U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                     FORM 12b-25


(Check One):
|  |  FORM 10-K AND FORM 10-KSB
|_|FORM 20-F |_|FORM 11-K |x| FORM 10-Q AND FORM 10-QSB
|_|FORM N-SAR

For Period Ended:     March 31, 2000


|_|Transition Report on Form 10-K
|_|Transition Report on Form 20-F
|_|Transition Report on Form 11-K
|_|Transition Report on Form 10-Q
|_|Transition Report on Form N-SAR


For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
 PLEASE PRINT OR TYPE

Nothing in this Form shall be construed to imply that the Commission has verified any informatin contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:




PART I - Registrant Information

Chief Consolidated Mining Company
Full Name of Registrant


Full Name of registrant
Former Name if Applicable


500 5th Avenue, Suite 1021
Address of Principal Executive Office (Street and Number)


New York, NY 10110-1099
City, State and Zip Code

PART II  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.
(Check Box if appropriate)

|x| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to turnover in accounting personnel at registrant's subsidiary, Tintic Utah Metals LLC, where substantial activitiy has taken place during the first quarter of 2000, registrant has been unable to accumulate the final accounting data needed to complete registrant's consolidated financials for the three month period ended March 31, 2000. An additional five day period is needed to complete the March 31, 2000 financials.


PART IV -  OTHER INFORMATION

(1) Name and Telephone Number of person to contact in regard to this notification

Leonard Weitz, President               212-354-4044
Name                                   Telephone Number

(2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, Identiy report(s).

|x|  Yes   |_|  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|_|  Yes  |x|  No

If so, attach an explanation of the anticipated change, both narratively, and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chief Consolidated Mining Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  May 16, 2000     By /s/  Leonard Weitz
                               Leonard Weitz, President